October 21, 2025

We are pleased to share that for the Q4 2025 tender offer window, KKR Real Estate Select Trust Inc. (“KREST” or the “Fund”) shareholders received 100% of their requested repurchase amounts. KREST received and repurchased tender requests equal to $41.4 million, representing 3.1% of net asset value (“NAV”) during the Q4 2025 tender offer period. This marks the fourth consecutive tender offer in which KREST shareholders have received full redemption allocations, reflecting our continued commitment to providing liquidity for our shareholders.

We remain focused on optimizing KREST’s portfolio for long-term performance, with an emphasis on asset and portfolio management, while selectively adding exposures to high-quality real estate equity and credit investments. We believe both strategies are integral to our goal of providing shareholders with consistent, tax-efficient dividend income and long-term growth potential across evolving market conditions.

Within KREST’s industrial portfolio—which currently makes up approximately 27% of KREST’s portfolio—two recent examples highlight these dynamics:

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Veteran’s Point (acquired Q4 2021): The Veteran’s Point portfolio includes three 2020-built industrial properties located in Chicago, IL, and is 100% leased to four established tenants. In September 2025, KREST executed a new lease with Amazon at one of the properties, achieving a more than 50% increase in rent with no downtime. This outcome, following a months-long process, underscores our focus on asset quality and location to attract and retain tenants, supporting stable and growing cash flows over time.

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Calhoun 75 (acquired Q3 2025): In August 2025, KREST acquired Calhoun 75, a newly constructed, state-of-the-art industrial facility located in northwest Atlanta, Georgia. The asset is 100% triple-net leased to Tractor Supply Company (NASDAQ:TSCO), an investment grade-rated tenant. The property’s strategic location along the I-75 corridor provides direct access to critical logistics and distribution infrastructure. KREST sourced the transaction off-market, taking advantage of market dislocation following the announcement of new tariffs in April 2025 and acquiring the 2024-built property at an estimated 5% discount to current replacement costs.

We believe that while the real estate recovery is gaining traction, continued volatility will require selective investment and active portfolio management. Bolstered by net positive flows over the last year and a supportive balance sheet, we believe KREST’s flexible strategy and robust liquidity(1) position us to manage near-term uncertainty and capture opportunities arising from enduring structural trends such as constrained supply, rising construction costs, demographic growth, and onshoring activity. We also believe KREST’s current NAV represents an attractive entry point for long-term investors.

As a reminder, the KREST Shareholder Priority Plan(2) remains a meaningful differentiator relative to other private real estate vehicles. Through KKR Alternative Assets LLC’s (“KAA”) commitment to continue to hold approximately 7.7 million KAA-owned KREST shares, all shareholders as of June 1, 2027, may benefit from a potential NAV of up to $27 per share, helping to mitigate near-term volatility while preserving long-term upside. To the extent necessary, KAA will contribute such shares to the Fund to support a NAV per share of up to $27 per share on June 1, 2027.

We remain grateful for your partnership and are here to support you and your clients. Should you have any questions or if you would like to request additional materials, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com.

Sincerely,

Julia Butler, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of September 30, 2025, unless otherwise indicated. All other statements and information are based on KKR’s views as of October 21, 2025 and are subject to change. The terms “we,” “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.	Includes assets such as cash, short-term assets and liquid securities, as well as committed and undrawn credit facility capacity.
2.

KREST Shareholder Priority Plan: On June 4, 2024, KKR Alternative Assets LLC (“KAA”) contractually committed to the Fund to continue to hold approximately 7.7 million of KREST Class I shares currently owned by KAA, representing approximately $183 million based on the Fund’s NAV per share as of September 30, 2025 (the “Support Shares”), through June 1, 2027 and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 per share for each class on such date (the “Shareholder Priority Plan”). If the contribution of the Support Shares is not sufficient to reach a NAV per share of $27.00, KAA will contribute all such Support Shares to support KREST’s NAV per share on such date. While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee the contribution of the Support Shares will be sufficient to achieve a $27.00 NAV per share on June 1, 2027. For the avoidance of doubt, KAA is not obligated to contribute shares prior to June 1, 2027, and KAA is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027. If KAA were to effect the Shareholder Priority Plan as of September 30, 2025 it would have contributed 7.3 million shares (out of the total 7.7 million shares agreed to be contributed) to KREST, which would result in a NAV per share of $27.00 per share for each class. KAA’s allocation of $50 million in new capital investment in KREST along with any future investments are not subject to subordination and/or cancellation.